UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces appointments to the Board of Directors and the Fiscal Council
—

Rio de Janeiro, March 13, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has received nominations from the Federal Government (Controlling Shareholder) and Minority Shareholders for the elections of members of the Board of Directors and the Fiscal Council, which will take place at the company's Annual General Meeting (AGM), scheduled for April 16, 2025.

In accordance with Petrobras' internal governance procedures and its Policy on the Appointment of Members of Senior Management, these appointments will be subject to an analysis of the legal, management and integrity requirements and the subsequent opinion of the Eligibility Committee and the Board of Directors, pursuant to article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022.

The minutes of the Eligibility Committee and the Board of Directors that analyze the nominations will be made available for consultation on the Petrobras Investor Relations website (www.petrobras.com.br/ri) and at the CVM, in order to support the shareholders' decision at the AGM.

For the Board of Directors, the Controlling Shareholder nominated the following candidates:

Candidate Name	Position to apply for
Pietro Adamo Sampaio Mendes	Chairman of the BoD
Magda Maria de Regina Chambriard	Member of the BoD and CEO of Petrobras
Renato Campos Galuppo	Member of the BoD
José Fernando Coura	Member of the BoD
Rafael Ramalho Dubeux	Member of the BoD
Bruno Moretti	Member of the BoD
Benjamin Alves Rabello Filho	Member of the BoD
Ivanyra Maura de Medeiros Correia	Member of the BoD

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

For the Fiscal Council, the Controlling Shareholder nominated the following candidates:

Candidate Name	Position to apply for
Viviane Aparecida da Silva Varga	Member of the Fiscal Council (Holder), representing the National Treasury
David Rebelo Athayde	Member of the Fiscal Council (Alternate), representing the National Treasury
Daniel Cabaleiro Saldanha	Member of the Fiscal Council (Holder)
Gustavo Gonçalves Manfrim	Member of the Fiscal Council (Alternate)
Cristina Bueno Camatta	Member of the Fiscal Council (Holder)
Sidnei Bispo	Member of the Fiscal Council (Alternate)

For the Board of Directors, if multiple voting is adopted, minority shareholders have nominated the following candidates:

Candidate Name	Position to apply for	Shareholders who nominated
Jose João Abdalla Filho	BoD Member - common shares – Multiple Vote	Equity investment fund FIA Dinâmica, managed by Banco Clássico S.A.
Aloisio Macário Ferreira de Souza	BoD Member - common shares – Multiple Vote
Thales Kroth de Souza	BoD Member - common shares – Multiple Vote	self-referral

For the Fiscal Council, minority shareholders nominated the following candidates:

Candidate Name	Position to apply for	Shareholders who nominated
Ronaldo Dias	Member of the Fiscal Council (Holder) - common shares	Equity investment fund FIA Dinâmica, managed by Banco Clássico S.A.
Ricardo José Martins Gimenez	Member of the Fiscal Council (Alternate) - common shares
Reginaldo Ferreira Alexandre	Member of the Fiscal Council (Holder) - preferred shares	Investment funds managed by Franklin Templeton
Aristóteles Nogueira Filho	Member of the Fiscal Council (Alternate) - preferred shares

Rosangela Buzanelli Torres will continue to represent Petrobras employees on the Board of Directors, with a mandate until 2026.

Francisco Petros Oliveira Lima Papathanasiadis and Jerônimo Antunes will also continue as directors elected by the minority shareholders, in a separate vote held at the 2024 Annual General Meeting, by the holders of ordinary and preferred shares, respectively. Their term of office runs until 2026.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer